FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                     No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange, dated April 30, 2009, regarding the composition of the Board of Directors of YPF S.A.

2	Letter to the National Securities Commission, dated April 30, 2009, regarding the composition of the Audit Committee of YPF S.A.

TRANSLATION

Item 1

Buenos Aires, April 30, 2009

To the

Buenos Aires Stock Exchange

Ref.: Composition of the Board of Directors of YPF S.A.

In compliance with the rules in force of the Buenos Aires Stock Exchange, I report as stated below.

Pursuant to the resolutions of the Ordinary General Shareholders’ Meeting of YPF S.A. held on April 28, 2009, according to By-Laws provisions, the Board of Directors of YPF S.A. shall be composed as follows:

Position	Name	Class of Shares represented	Period	Status
Chairman of the Board	Antonio Brufau Niubo	Class D	April 2011	Non Independent

Vice-Chairman of the Board	Enrique Eskenazi	Class D	April 2011	Non Independent

CEO and General Manager	Sebastián Eskenazi	Class D	April 2011	Non Independent

COO and Operations General Director	Antonio Gomis Sáez	Class D	April 2011	Non Independent

Director	Santiago Carnero	Class A	April 2011	Independent
Director	Luis Suárez de Lezo Mantilla	Class D	April 2011	Non Independent
Director	Fernando Ramirez Mazarredo	Class D	April 2011	Non Independent
Director	Salvador Font Estrany	Class D	April 2011	Non Independent
Director	Carlos Bruno	Class D	April 2011	Independent
Director	Carlos de la Vega	Class D	April 2011	Independent
Director	Mario Vázquez	Class D	April 2011	Independent
Director	Raúl Fortunato Cardoso Maycotte	Class D	April 2011	Non Independent
Director	Federico Mañero	Class D	April 2011	Independent
Director	Javier Monzón	Class D	April 2011	Non Independent
Director	Matías Eskenazi Storey	Class D	April 2011	Non Independent
Director	Aníbal Guillermo Belloni	Class D	April 2011	Non Independent
Director	Mario Blejer	Class D	April 2011	Independent

Alternate Director	To be appointed	Class A	April 2011	-
Alternate Director	Alejandro Quiroga López	Class D	April 2011	Non Independent
Alternate Director	Alfredo Pochintesta	Class D	April 2011	Non Independent
Alternate Director	Rafael López Revuelta	Class D	April 2011	Non Independent
Alternate Director	Tomás García Blanco	Class D	April 2011	Non Independent
Alternate Director	Angel Ramos Sanchez	Class D	April 2011	Non Independent
Alternate Director	Fernando Dasso	Class D	April 2011	Non Independent
Alternate Director	Carlos Jiménez	Class D	April 2011	Non Independent
Alternate Director	Carlos Alfonsi	Class D	April 2011	Non Independent
Alternate Director	Ezequiel Eskenazi Storey	Class D	April 2011	Non Independent
Alternate Director	Mauro Renato José Dacomo	Class D	April 2011	Non Independent
Alternate Director	Ignacio Cruz Moran	Class D	April 2011	Non Independent
Alternate Director	Eduardo Ángel Garrote	Class D	April 2011	Non Independent

TRANSLATION

The Alternate Director representing Class A shares will be appointed after the Special Class A meeting. In due time YPF S.A. will communicate the appointment.

Furthermore, the Supervisory Committee shall be composed as follows:

Position	Name	Term
Member	Silvana Rosa Lagrosa	One fiscal year
Member	Juan Andrés Gelly y Obes	One fiscal year
Member	Santiago Carlos Lazzati	One fiscal year
Member	Israel Lipsich	One fiscal year
Member	Carlos M. Tombeur	One fiscal year

Alternate Member	Guillermo Stok	One fiscal year
Alternate Member	Arturo Alonso Peña	One fiscal year
Alternate Member	Oscar Oroná	One fiscal year
Alternate Member	Edgardo Sanguineti	One fiscal year
Alternate Member	Rubén Laizerowitch	One fiscal year

Deloitte & Co. S.R.L. has been appointed as YPF S.A.’s external auditor.

Sincerely yours,

IGNACIO C. MORAN
Market relations officer

TRANSLATION

Item 2

Buenos Aires, April 30, 2009

To the

National Securities Commission

Ref.: Audit Committee

The purpose of this letter is to comply with the requirements of the Regulations of the National Securities Commission.

The Board of Directors of YPF S.A., at its meeting held on April 28, 2009, resolved to approve the composition of the Audit Committee, which shall be composed as follows:

Position	Names	Status
President	Mario Vázquez	Independent

Members	Mario Blejer	Independent
	Carlos de la Vega	Independent
	Federico Mañero	Independent
	Carlos Bruno	Independent

Alternate Members	Javier Monzón	Non Independent

As regards Section 407 of the Sarbanes Oxley Act and Release No. 33-8177 of the Securities and Exchange Commission, we inform that Mr. Mario Vázquez is the Audit Committee’s Financial Expert.

Sincerely yours,

IGNACIO C. MORAN
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 6, 2009	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer